UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 40)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 40 to Schedule 14D-9 (this “Amendment No. 40”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) at a purchase price of $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 40, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 40 have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on June 22, 2018” in provision (i) of the second paragraph of such section with “5:00 p.m., New York City time, on June 29, 2018”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by replacing, in its entirety, the twelfth paragraph of such section with the following paragraphs:

“As previously disclosed, on January 27, 2017, the Company held the EGM at which, among other things, the Company obtained shareholder approval of the appointments of directors designated by Buyer to the NXP Board that become effective upon the Closing (the “Governance Resolutions”). Adoption of the Governance Resolutions at the EGM satisfied one of the conditions to the Offer. However, the approval of the Governance Resolutions was only valid until the date of the Company’s 2018 annual general meeting (“2018 AGM”). At 10:00 a.m. CEST on June 22, 2018, the Company held the 2018 AGM and, as a result, at the 2018 AGM, the Company sought to re-obtain shareholder approval of the Governance Resolutions. At the 2018 AGM, the Company re-obtained shareholder approval of the Governance Resolutions. The condition to the Offer related to the adoption of the Governance Resolutions remains satisfied.

Following completion of the Offer, the NXP Board will consist of six individuals designated by Buyer, including two individuals as independent directors who will be independent from Buyer at all times (the “Independent Directors”). The two Independent Directors will, in accordance with Dutch practice, look after the corporate interest of the Company and the interests of all stakeholders of the Company, including the interests of any non-tendering shareholders of the Company.”

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on June 22, 2018, is being extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on June 29, 2018, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On June 22, 2018, Parent issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(uu) to the Schedule 14D-9.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company” is hereby amended and supplemented by replacing, in its entirety, the first sentence of the second paragraph of such section with the following:

“Members of the NXP Board comprise the following nine individuals: Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Josef Kaeser, Eric Meurice, Julie Southern, Gregory L. Summe, Peter Smitham and Richard L. Clemmer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(uu)	Press release issued by Parent, dated June 22, 2018 (incorporated by reference to Exhibit (a)(5)(QQ) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel